

June 13, 2013

Via Email
Dennis J. Block
Greenberg Traurig, LLP
200 Park Avenue
New York, NY 10166

> **Re:** **Dell Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 6, 2013**
> **File No. 000-17017**

Dear Mr. Block:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

General

1. Please disclose on the first page of the proxy statement the percentage of shares of common stock of Dell Inc. held by Southeastern Asset Management, Inc. and the Icahn Participants, both individually and in the aggregate.

2. Please advise us whether any of the twelve nominees to Dell Inc.'s Board of Directors who were disclosed by Southeastern Asset Management and Icahn Participants in their respective Schedule 14A filings on May 13, 2013 should be identified as participants in this solicitation. In addition, please also tell us whether Longleaf Partners Funds is a participant in this solicitation. See Instruction 3(a) to Item 4 of Schedule 14A.

Background of this Solicitation, page 1

3. Please provide us with a brief legal analysis in support of the statement that an Acquisition Proposal, as defined in the merger agreement, was delivered to the Dell Board of Directors on March 22, 2013.

The Dell Special Meeting Proposals, page 4

4.   Please elaborate on the reasons why "SAM/Icahn do not believe that the proposed $13.65 per share properly reflects the value of the company." The substantive basis in support of this statement should be disclosed. Refer to Exchange Act Release 16833 (May 23, 1980).

5.   Please briefly state the reasons why SAM/Icahn are recommending a vote against the proposal to approve, on an advisory (non-binding) basis, the compensation that may become payable to the named executive officers of Dell in connection with the merger, or advise.

Solicitation of Proxies, page 10

6.   We note that the participants plan on soliciting proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

7.   Please advise us whether the participants plan to utilize any internet chat rooms and/or websites to communicate with Dell security holders. To the extent internet chat rooms and/or websites are used by the participants to communicate with Dell security holders, please confirm that the participants intend to comply with Rules 14a-6 and 14a-9 for any solicitations undertaken in those mediums.

Certain Information Regarding Participants in this Solicitation of Proxies, page 11

8.   The term "participant" is defined in Instruction 3 to Item 4 of Schedule 14A, which schedule has been codified at Exchange Act Rule 14a-101. The term "participant" is not defined under Rule 14a-1 of Regulation 14A. Instruction 3 does not expressly provide that certain circumstances exist in which a person "may be deemed" to be a participant. This qualifying language may be construed as a disclaimer. Please revise here, and make conforming changes as needed, to make clear that each of the persons identified is a participant.

Notice of Internet Availability, page 11

9.   We noticed that plans exist to post the definitive proxy statement to a web site. Because this disclosure used the term "Important Notice," the disclosure impliedly suggests the participants intend to rely on Rule 14a-16 to distribute the definitive proxy statement. In light of the time constraints on the availability of that rule, please confirm that the participants do not intend to rely on Rule 14a-16. In addition, please remove the implication created by this disclosure that the participants are distributing the proxy statement by the electronic means authorized by this rule.

Proxy Solicitation Concerning Election of Director and Next Steps, page 12

10.   We note information concerning the solicitation of stockholder votes concerning the election of directors has been included notwithstanding that the instant solicitation relates only to the approval of the merger agreement and executive compensation. It does not appear as though this information has been separately filed. Please advise us whether this excerpt has been or will be filed pursuant to Rule 14a-12.

11.   Please advise us why this disclosure has been included given that the participants suggest that they only reserve the right to file a proxy statement concerning the election by making the statement that "SAM and Icahn may file a preliminary proxy statement" in connection with the election of directors. Please clearly state whether the participants intend to furnish a proxy statement to security holders. Refer to Question D.3 of the July 2001 Supplement of the Manual of Publicly Available Telephone Interpretations available on our website.

Schedule II to Annex A | Certain Information Required by Item 5 to Schedule 14A

12.   Advise us, with a view toward revised disclosure, as to what consideration Southeastern has given to disclosing its cost basis in the shares of Dell it beneficially owns. To the extent the cost basis is above the price per share offered in the Dell transaction, please advise us as to what consideration has been given to disclosing that Southeastern will have made an unprofitable investment if the transaction approved by Dell is approved.

13.   Advise us, with a view toward revised disclosure, whether the incentive compensation payable to Southeastern's portfolio managers differs based on whether Dell completed its proposed transaction versus a transaction in which Southeastern retained an interest in Dell.

14.   The alternative transaction being contemplated by the participants has not been cited as a substantial interest in the matter to be acted upon at the Dell special meeting. Please advise us, with a view toward revised disclosure, whether an alternative transaction proposal will be forthcoming and the extent to which that competing transaction is influencing the participants' recommendation to vote against approval of Proposal 1. In addition, please advise us whether the participants have plans to advocate in favor of their alternative transaction outside of this proxy statement but before the Dell special meeting.

Form of Proxy

15.   We noticed that both the proxy statement and form of proxy were marked as being preliminary copies in accordance with Rule 14a-6(e)(1). Please confirm that the next submission will also include the anticipated date the definitive proxy statement will be released to security holders as required by Rule 14a-6(d), or advise.

16.   The form of proxy generally complies with the first disclosure provision within Rule 14a-4(a)(3) by clearly and impartially introducing the proposals upon which security holders are being asked to vote. Notwithstanding this apparent compliance, however, the proposals also should be accompanied by disclosure that affirmatively indicates whether or not their approval is conditioned upon the successful passage of another proposal and whether or not each of the proposals was introduced by the (non-management) participants or the issuer. Please revise or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you require further assistance, you may contact me at (202) 551-3266.

                                        Sincerely,

                                        /s/ Nicholas P. Panos

                                        Nicholas P. Panos
                                        Senior Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via Email
        Andrew Langham
        Assistant General Counsel
        Icahn Capital L.P